SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBIT

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

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Report of Independent Registered Public Accounting Firm

Administrative Committee of the U.S. Retirement Plans
Modine 401(k) Retirement Plan for Hourly Employees
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Modine 401(k) Retirement Plan for Hourly Employees (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Modine 401(k) Retirement Plan for Hourly Employees as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) and schedule of nonexempt transactions (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin
June 25, 2015

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MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and December 31, 2013

ASSETS	2014	2013
Investments, at fair value
Participant-directed investments	$45,823,636	$40,004,396
Master Trust	9,277,037	9,348,269
Total investments	55,100,673	49,352,665
Receivables:
Company contributions	1,776,992	2,770,824
Notes receivable from participants	1,120,035	1,029,189
Accrued interest and dividends	5,912	4,960
Total receivables	2,902,939	3,804,973
Cash	39	57
Total assets	58,003,651	53,157,695

LIABILITIES
Accrued expenses	(38,291)	(38,280)
Net assets reflecting all investments at fair value	57,965,360	53,119,415
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(66,100)	(36,066)
Net assets available for benefits	$57,899,260	$53,083,349

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2014

ADDITIONS
Investment income
Net appreciation in fair value of investments	$2,615,597
Gain from Master Trust	574,246
Interest and dividends	585,268
Net investment income	3,775,111
Contributions
Company	2,715,727
Participants	2,552,630
Rollover contributions	63,959
Total contributions	5,332,316
Interest income from notes receivable from Participants	53,929
Total additions	9,161,356

DEDUCTIONS
Benefits paid	(4,164,342)
Administrative costs	(181,103)
Total deductions	(4,345,445)
Net increase	4,815,911
Net assets available for benefits
Beginning of year	53,083,349
End of year	$57,899,260

The accompanying notes are an integral part of the financial statements.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1:	Description of the Plan

The following description of the Modine 401(k) Retirement Plan for Hourly Employees (the “Plan”) provides general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a 401(k) profit sharing plan covering all eligible hourly employees of Modine Manufacturing Company and its U.S. subsidiaries (the “Company”), who have at least one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Plan Participants contribute to the Plan through payroll deductions, which are credited to their individual accounts.  All newly-hired eligible employees are automatically enrolled in the Plan after their first 30 days of employment at a before-tax contribution rate of 3 percent, with contributions invested in the Target Date Retirement fund most closely tied to the Participant’s 65th birthday, unless they elect otherwise.  Participants may direct the investment of their contributions into several investment options offered by the Plan.  Participants may contribute up to 50 percent of their compensation including overtime, but before bonuses, commissions, or taxable fringe benefits, up to statutory limits.  Participants also may transfer certain assets previously held under other tax-qualified plans to the Plan.

The Company has the discretion to match all or any portion of the Participants’ contributions.  For the 2014 plan year, the Company contributed matching contributions equal to 50 percent of Participant contributions, up to 5 percent of each Participant’s total compensation.  For the 2014 plan year, the Company contributed $965,956 in matching contributions.  Matching contributions are invested based upon the Participants’ investment elections.

In addition, the Company may make a separate, discretionary contribution annually to the Plan for all hourly employees.  The contribution is invested based upon the Participant’s investment elections.  For  employees who have not contributed to the Plan, the contribution is invested in the Target Date Retirement fund most closely tied to the Participant’s 65th birthday.  For the 2014 plan year, the Company contributed $1,776,992 in discretionary contributions, which was equal to 3 percent of eligible employee compensation.

Participant and Company contributions are subject to certain statutory limitations.

Participant accounts: Participant accounts are credited with their contributions, allocations of the Company’s matching and discretionary contributions and Plan earnings, and charged with their withdrawals and certain permitted Plan expenses.  Allocation of contributions and investment earnings is based on the Participant contributions or account balances, as provided by the Plan.  Participants are allowed to allocate up to 10 percent of their payroll contributions into the Modine Manufacturing Company Stock Master Trust Fund (“Master Trust”).  The net appreciation or depreciation in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting:  Participants are immediately vested in their voluntary contributions, plus actual earnings thereon.  Participants vest in the Company’s contributions after three years of service unless a Plan termination occurs, see Note 6 for more information.  A year of vesting credit is granted each anniversary of the employee’s hire date.  Participants also become fully vested upon retirement, death or disability.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

Notes receivable from Participants:  Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of the lesser of $50,000 or 50 percent of their vested account balance.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Wells Fargo Bank prime rate plus 2 percent, except for residential loans, in which case a 15-year mortgage rate is used.  All principal and interest payments are credited to the respective Participant’s account balance according to current investment directions in effect for new contributions at the time of each loan repayment.

Distributions:  Upon termination of service for any reason, including death, retirement or permanent disability, a Participant may elect a lump-sum distribution of his or her account.

Withdrawals: The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½, or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from or foreclosure of a mortgage on the primary residence.

Transfers:  From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Salaried Employees and the Modine 401(k) Retirement Plan for Hourly Employees. Any transfers would be reflected in the statement of changes in net assets available for benefits.  There were no transfers during the year ended December 31, 2014.

Forfeited accounts: Forfeited, non-vested accounts are first used to reduce the Company’s matching contributions.  Forfeitures totaling $27,221 were used to reduce matching contributions during the 2014 plan year.  At December 31, 2014 and 2013, forfeitures of $43,927 and $27,221, respectively, were available to offset future contributions to the Plan.

Administrative expenses: Administrative expenses, including administrative, investment management, audit, legal, and other miscellaneous fees, are paid by the Plan.

Trustee: The Plan’s assets are held by Wells Fargo Bank N.A., the Plan’s trustee.

Note 2:	Summary of Significant Accounting Policies

Basis of accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts, as contract value represents the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in such investment contracts through a collective trust. Contract value for the collective trust is based on the net asset value of the fund, as reported by the fund manager.  The statement of net assets available for benefits presents the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Use of estimates: The preparation of financial statements in conformity with GAAP in the United States requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

Notes receivable from Participants: Notes receivable from Participants are reported at their unpaid principal balance, plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances.

Risks and uncertainties: The Plan and the Master Trust, which holds certain assets of the Plan and of one other defined contribution plan sponsored by the Company, invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Refer to Note 3 for further information.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Withdrawals and distributions:  Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

Modine Manufacturing Company Stock Master Trust: A portion of the Plan’s investments are in the Master Trust.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the trustee.  Investments, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their respective interests.

Note 3:	Fair Value

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust as of December 31, 2014 and 2013.

Plan interest in Master Trust:  The fair value of the Plan’s interest in the Master Trust reflects the Plan’s interest in the fair value of the underlying net assets of the Master Trust. Refer to Note 5 for further information.

Modine common stock and mutual funds:  The fair values of mutual fund investments and Modine common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund:  The fair value of participation units in a stable value collective trust fund is based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).  At December 31, 2014 and 2013, the Plan held units in the Wells Fargo Stable Return Fund N.  The investment objective of this fund is to provide a moderate level of stable income, without principal volatility.

The stable value fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.  There are no unfunded commitments relating to this type of investment.

Money market investments: Money market investments (Level 2) are valued at a stable $1.00 net asset value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

The following is a summary, by asset class, of the fair value inputs of the Plan assets as of December 31, 2014:

	Level 1	Level 2	Total
Mutual Funds
Target Date Retirement Funds	$17,040,142		$17,040,142
Fixed Income	1,082,889		1,082,889
Equity – Institutional Index Funds	10,127,614		10,127,614
Equity – Common Stock Funds	2,596,167		2,596,167
Equity – Large Cap Funds	1,851,833		1,851,833
Equity – Mid Cap Funds	2,831,250		2,831,250
Equity – Small Cap Funds	3,437,487		3,437,487
International	2,097,795		2,097,795
Collective Trust Fund
Stable Value Fund		4,758,459	4,758,459
	$41,065,177	$4,758,459	$45,823,636

The following is a summary, by asset class, of the fair value inputs of the Plan assets as of December 31, 2013:

	Level 1	Level 2	Total
Mutual Funds
Target Date Retirement Funds	$13,789,958	$-	$13,789,958
Fixed Income	1,093,444	-	1,093,444
Equity – Institutional Index Funds	8,794,474	-	8,794,474
Equity – Common Stock Funds	2,314,520	-	2,314,520
Equity – Large Cap Funds	1,568,858	-	1,568,858
Equity – Mid Cap Funds	2,656,461	-	2,656,461
Equity – Small Cap Funds	3,195,195	-	3,195,195
International	2,135,862	-	2,135,862
Collective Trust Fund
Stable Value Fund	-	4,455,624	4,455,624
	$35,548,772	$4,455,624	$40,004,396

The Plan held no Level 3 assets at December 31, 2014 or 2013.  In addition, there were no transfers between Level 1 and Level 2 during the years ended December 31, 2014 or 2013.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

Note 4:	Investments

The fair values of individual investments held, which exceeded 5 percent of the net assets available for benefits at December 31, 2014 and 2013, were as follows:

	2014		2013
Vanguard Institutional Index Fund	$10,127,614		$8,794,474
Modine Manufacturing Company Stock Master Trust Fund	9,277,037		9,348,269
Wells Fargo Stable Return Fund N	4,692,359	*	4,419,558	*
T. Rowe Price Retirement 2020	4,021,772		3,945,228
T. Rowe Price Retirement 2025	3,033,032			**
Brown Advisory Small Cap Fund	2,991,951		2,759,925

*	Wells Fargo represents a party-in-interest to the Plan. The investment is presented at contract value, which differs from fair value.
**	Investment holding did not exceed the 5 percent threshold.

During the year ended December 31, 2014, the Plan’s investments (held outside of the Master Trust) appreciated in value as follows:

2014
Mutual funds	$2,549,805
Common collective trusts	65,792
$2,615,597

The Plan’s net investment gain from the Master Trust during the year ended December 31, 2014 was $574,246.

Note 5:	Master Trust Information

The Master Trust primarily consists of Modine common stock and a small amount of money market investments.  The Plan’s interest in the Master Trust represents the Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the Master Trust’s total fair value by the outstanding number of participant units.  The units are updated daily based upon Participant activity.  At December 31, 2014 and 2013, the total number of units outstanding of the Master Trust was 1,415,027 and 1,549,789, respectively.  The number of units and share of the Master Trust held by the Plan as of December 31, 2014 and 2013 were as follows:

	2014	2013
Units	534,549	570,688
Share (%)	37.8%	36.8%

The remainder share of the Master Trust, or 62.2 percent and 63.2 percent as of December 31, 2014 and 2013, respectively, was held by the Modine 401(k) Retirement Plan for Salaried Employees.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

The following net assets were held in the Master Trust at December 31, 2014 and 2013:

	2014	2013
Investments, at fair value
Modine common stock (Level 1)	$24,094,766	$24,951,874
Money market investments (Level 2)	53,598	435,773
Receivables
Securities sold	409,246	-
Accrued interest and dividends	30	49
Net assets	$24,557,640	$25,387,696

Investment income for the Master Trust for the year ended December 31, 2014 was as follows:

2014
Net appreciation in fair value of Modine common stock	$1,583,105
Interest	609
Total	$1,583,714

Note 6:	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based upon their respective account balances accumulated at the date of the termination.  All Participants would become fully vested in the event of a Plan termination.

Note 7:	Federal Income Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code (the “Code”), and as such, is not subject to Federal income taxes.  The Plan obtained its latest determination letter during September 2013, in which the Internal Revenue Service stated the Plan was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 8:	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others.  The Plan held units in a collective trust fund and a money market investment trusteed or managed by Wells Fargo Bank N.A., the Plan’s trustee.  These investments and transactions therein are considered party-in-interest.

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MODINE 401(k) RETIREMENT PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

The Plan holds units in the Master Trust, which holds underlying assets including Modine common stock, and the Wells Fargo Short Term Investment Fund.  The Company is the plan sponsor and Wells Fargo Bank N.A. is the Plan’s trustee; therefore, these investments, and transactions therein, are considered party-in-interest.  See Note 5 for the fair value of Modine common stock and the short-term money market investments held by the Master Trust, as well as the Plan’s share of the Master Trust assets. There were no dividends paid on these shares during the year ended December 31, 2014.

Participants are also allowed to borrow from their accounts in the Plan.  These notes receivable from Participants also qualify as party-in-interest transactions and totaled $1,120,035 and $1,029,189 at December 31, 2014 and 2013, respectively.

Professional fees totaling $181,103 for the 2014 plan year were paid by the Plan and included fees for investment services, audit services, loans, attorneys, and certain other administrative expenses.  Investment management and transaction fees are charged to the Plan by investment managers, with these fees being reflected in the investment income reported by the Plan. These transactions are allowable party-in-interest transactions under ERISA regulations.

Note 9:	Prohibited Transaction

In June 2015, Plan management was notified that BMO Harris Bank N.A., the Plan’s trustee prior to August 1, 2012, failed to rebate certain investment fund fees due to an operational error.  The Plan previously held investments in the affected funds for which it should have received rebates totaling $83 during 2012.  This trustee error is a prohibited transaction under ERISA, and Plan management is evaluating appropriate corrective actions.

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SUPPLEMENTAL SCHEDULES

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MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)
December 31, 2014

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  025

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Fair Value

*	Wells Fargo	Stable Return Fund N	$4,758,459

		Mutual Funds
	Brown Advisory	Brown Advisory Small Cap Fund	2,991,951
	Dimensional Fund Advisors LP	DFA Emerging Markets Value Fund	75,469
	Dodge and Cox	Dodge & Cox Stock Fund	2,596,167
	Fidelity Advisor Series VIII	Fidelity Advisor Div Intl Fund	1,737,338
	Goldman Sachs	Goldman Sachs Mid Cap Fund	1,226,013
	JPMorgan	JPMorgan Large Cap Growth	1,851,833
	MFS Investment Management	MFS International New Discovery	74,897
	Munder Capital Management	Munder Mid Cap Core Growth	1,303,163
	PIMCO Funds	Pimco Total Return Fund	500,880
	Vanguard Group Inc.	Vanguard Developed Mkt Ind	69,227
	Vanguard Group Inc.	Vanguard Small Cap Index	445,536
	Vanguard Group Inc.	Vanguard Mid Cap Index	302,074
	The Vanguard Group	Vanguard Institutional Index Fund	10,127,614
	WCM	WCM Focused International Growth	140,864
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement Balanced	58,963
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	32,583
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	466,321
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	1,505,288
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	4,021,772
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	3,033,032
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	2,563,497
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	1,551,545
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	1,180,260
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	910,041
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	1,570,277
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2055	205,526
	Vanguard Group Inc.	Vanguard Intermed Term Bond Index	484,990
	Vanguard Group Inc.	Vanguard Inflation Protected Securities	38,056

		Other
*	Participant Loans	5.00 - 7.50% interest rate, various maturity dates through June 2023	1,120,035
			$46,943,671

*	Represents a party-in-interest to the Plan.

Investments are Participant directed; therefore, cost value is not required to be disclosed.

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MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

Schedule G, Part III, Nonexempt Transactions
For the year ended December 31, 2014

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In- Interest	Description of Transaction Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	Purchase Price	Selling Price	Lease Rental	Transaction Expenses	Cost of Asset	Current Value of Asset	Net Gain (or Loss) On Each Transaction
BMO Harris Bank N.A.	Trustee (prior to August 2012)	Fiduciary of the Plan failed to rebate certain investment fund fees to the Plan	$-	$-	$-	$-	$83	$90	$7

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EXHIBIT TO ANNUAL REPORT ON FORM 11-K
The exhibit listed below is filed as part of this Annual Report on Form 11-K.  The exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description

23.1	Consent of CliftonLarsonAllen LLP

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

June 25, 2015	/s/ Kathleen T. Powers
Date	Kathleen T. Powers
Plan Administrative Committee Member